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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File No. 1-13620

A. Full title of the plan and the address of the plan,
if different from that of the issuer named below:

Louisville Gas and Electric Company
Bargaining Employees' Savings Plan
220 West Main Street
P.O. Box 32030
Louisville, Kentucky 40232

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer

Powergen plc
City Point
1 Ropemaker Street
London EC2Y 9HT

Louisville Gas and Electric Company
Bargaining Employees' Savings Plan
EIN: 61-0264150 Plan: 006

Report on Audits of Financial Statements
for the years ended December 31, 2001 and 2000

and Supplemental Schedule
as of December 31, 2001

INDEX

Pages
Report of Independent Accountants	1
Copy of Report of Independent Public Accountants	2
Financial Statements:
Statements of Net Assets Available for Benefits, as of December 31, 2001 and 2000	3
Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2001 and 2000	3
Notes to Financial Statements	4 - 7
Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes, as of December 31, 2001	8

Report of Independent Accountants

To the Trustees of the
    Louisville Gas and Electric Company Bargaining Employees' Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Louisville Gas and Electric Company Bargaining Employees' Savings Plan (the Plan) at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report dated June 13, 2001, expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

May 31, 2002

*** NOTE ***

THE BELOW IS A COPY OF A PREVIOUSLY ISSUED REPORT OF ARTHUR ANDERSEN LLP ("ANDERSEN") RELATING TO A PRIOR PERIOD FOR WHICH ANDERSEN WAS ENGAGED AS INDEPENDENT PUBLIC ACCOUNTANTS. THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN AND IS INCLUDED HEREWITH PURSUANT TO 17 CFR 210.2-02(e).

*************

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the 401(k) Savings Plan for Employees of Louisville Gas & Electric Company
Who Are Represented by Local 2100 of I.B.E.W.:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan for Employees of Louisville Gas & Electric Company Who Are Represented by Local 2100 of I.B.E.W. as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan for Employees of Louisville Gas & Electric Company Who Are Represented by Local 2100 of I.B.E.W. as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/ Arthur Andersen LLP

Louisville, Kentucky
June 13, 2001

Louisville Gas and Electric Company
Bargaining Employees' Savings Plan

Statements of Net Assets Available for Benefits,
as of December 31, 2001 and 2000

	2001	2000
Investments, at fair value (Note 3)	$39,650,834	$66,495,605
Contributions receivable
Participant	46,214	64,320
Employer	313,936	23,749

Net assets available for benefits	$40,010,984	$66,583,674

Statements of Changes in Net Assets Available for Benefits,
for the years ended December 31, 2001 and 2000

	2001	2000
Net assets available for benefits, beginning of year:	$66,583,674	$66,670,593

Additions:
Participant contributions	7,556,958	3,523,922
Employer contributions	1,535,768	2,046,735
Interest and dividend income	1,340,735	2,865,681
Net realized gains LG&E Energy Corp. Common Stock Fund	—	6,320,809
Net appreciation from Powergen Equity Fund	37,003	—

Total additions	10,470,464	14,757,147

Deductions:
Distributions/withdrawals	(27,193,060)	(8,047,038)
Net depreciation from shares in registered investment companies	(4,479,233)	(5,336,499)
Administrative fees	(5,875)	(10,745)
Transfers to LG&E Energy Corp. Savings Plan (Note 8)	(5,364,986)	(1,449,784)

Total deductions	(37,043,154)	(14,844,066)

Net decrease	(26,572,690)	(86,919)

Net assets available for benefits, end of year:	$40,010,984	$66,583,674

The accompanying notes are an integral part of the financial statements.

Louisville Gas and Electric Company
Bargaining Employees' Savings Plan

Notes To Financial Statements and Schedule
December 31, 2001 and 2000

(1)    Description of Plan—

        The following description of the Louisville Gas and Electric Company (the "Company") Bargaining Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a)
  General—The Plan, established January 1, 1993, is a defined contribution plan. All bargaining unit employees of Louisville Gas and Electric Company that are represented by Local 2100 of I.B.E.W. are eligible to participate in the Plan on the first of the month on or following six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    On December 11, 2000, LG&E Energy Corp. (parent to the Company) was acquired by Powergen plc for cash of approximately $3.2 billion, or $24.85 per share, and the assumption of all of LG&E Energy Corp.'s debt. Upon the acquisition, all LG&E Energy Corp. stock held by the Plan was liquidated and proceeds were invested into the Fidelity Retirement MM Portfolio. Assets remaining in the Fidelity Retirement MM Portfolio on November 1, 2001 were transferred into the Fidelity Retirement Government MM Portfolio on that date.

  (b)
  Contributions—Employees choosing to participate in the Plan may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay on a pre-tax basis up to the annual Internal Revenue Code dollar limits. (Effective January 1, 2002, the Plan allows for an upper limit for participant contributions of 50% of base pay.) The Company in turn will match fifty percent (50%) of the employees' pre-tax contribution on the first six percent (6%) of eligible compensation. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election.

    Effective July 2, 2001, the Company may also make an employer profit sharing contribution to the Plan, as determined by the Company. During 2001, the Company made a one-time $500 contribution for each full-time regular employee and a one-time $250 contribution for each part-time regular employee to the Powergen Equity Fund for each eligible employee participant account. Eligible employees were those employed on January 1, 2001 and July 2, 2001.

  (c)
  Investment Elections—Each participant may direct that contributions be invested in one or more of twelve investment options in 10% increments. The Plan currently offers eleven registered investment companies and the Powergen Equity Fund as investment options to the participants.

  (d)
  Participant Accounts—Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant is entitled to the benefit that can be provided from the participant's vested account.

  (e)
  Vesting—Employee and Company contributions, plus actual earnings thereon, are vested immediately.

  (f)
  Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms are for a period not exceeding five years. A participant can have up to four (4) loans outstanding at any time. The loans are collateralized by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates on outstanding loans as of December 31, 2001 range from 6.00 percent to 9.50 percent. Principal and interest is paid ratably through regular payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

  (g)
  Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments paid over a period not to exceed ten years, or any combination of lump-sum and periodic installments. Upon termination of service, a participant may also elect to transfer his or her vested interest in the Plan to the qualified plan of a new employer or roll over his or her funds into an Individual Retirement Account. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Upon approval of the Benefits Committee, a participant may also withdraw vested interest of the participant directed funds in the case of financial hardship under guidelines promulgated by the Internal Revenue Code.

  (h)
  ESOP Dividends—Effective January 1, 1998, Plan participants who had dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program were made to the Participant's Plan account and could be used to offset the Participant's elected salary deferral percentage. The last dividends received from LG&E Energy Corp. Common Stock were made on December 27, 2000.

(2)    Summary of Accounting Policies—

  (a)
  Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

  (b)
  Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of changes in net assets during the reporting periods. Actual results could differ from those estimates.

  (c)
  Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the quoted closing market prices in an active market which represent the net asset value of shares held by the Plan at year end. The Powergen Equity Fund is comprised of Powergen plc American depository receipts, which are valued at the quoted closing market price. Participant loans receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

  (d)
  Risks and Uncertainties—The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

  (e)
  Payment of Benefits—Benefits are recorded when paid.

(3)    Investments—

        The Plan's investments are held by Fidelity Management Trust Company, a custodian trust company. The fair value of the Plan's investments at December 31, 2001 and 2000 are summarized in the following table ("*" indicates that the investment balance represents 5% or more of the net assets available for the respective year):

	2001		2000
Registered Investment Companies:
Fidelity Magellan Fund	$11,961,168	*	$19,991,394	*
Fidelity Equity Income II Fund	792,482		669,304
Fidelity Contrafund	1,483,694		2,318,370
Fidelity Puritan Fund	4,659,296	*	6,574,307	*
Fidelity Retirement MM Portfolio	—		17,538,123	*
Fidelity Ginnie Mae Portfolio	488,138		933,918
Fidelity Retirement Government MM Portfolio	9,406,054	*	2,552,791
Fidelity Intermediate Bond Fund	1,377,324		1,174,157
Spartan U.S. Equity Index Fund	5,035,840	*	8,021,022	*
Warburg Pincus Emerging Growth Fund	538,163		783,870
Templeton Foreign Fund A	223,125		241,590
Janus Worldwide Fund	1,523,395		2,299,956

	37,488,679		63,098,802
Common Stock:
Powergen Equity Fund	433,212		1,407
Participant Loans	1,728,943		3,395,396	*

	$39,650,834		$66,495,605

(4)    Related Party Transactions—

        Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(5)    Plan Termination—

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

(6)    Administrative Costs—

        Certain administrative services are provided by the Company at no cost to the Plan and certain expenses incurred for the administration of the Plan are paid by the Company.

(7)    Tax Status—

        The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 20, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and restated since receiving the determination letter; however, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On February 28, 2002, a request for determination on the newly restated plan document was filed with the IRS. The Company has not yet received a response from the IRS.

(8)    Plan Transfers—

        During 2001, certain participants of the Plan transferred their participation to the LG&E Energy Corp. Savings Plan. As a result, $5,364,986 of related plan assets was transferred from the Plan to the LG&E Energy Corp. Savings Plan.

        During 2000, certain participants of the Plan transferred their participation to the LG&E Energy Corp. Savings Plan. As a result, $1,449,784 of related plan assets was transferred from the Plan to the LG&E Energy Corp. Savings Plan.

(9)    Subsequent Event—

        On April 9, 2001, a German power company, E.ON AG, announced a pre-conditional cash offer of £5.1 billion ($7.3 billion) for Powergen plc. The offer has since received all required regulatory approvals and shareholder approval. The acquisition is expected to close in July of 2002. Upon the acquisition, all Powergen plc American depository receipts held by the Plan will be liquidated and proceeds will be redistributed into an existing investment option.

Louisville Gas and Electric Company Bargaining Employees' Savings Plan
Plan Sponsor: Louisville Gas and Electric Company
EIN: 61-0264150 Plan: 006

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year,
December 31, 2001

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Fair Value
*Fidelity	Fidelity Magellan Fund	$11,961,168
*Fidelity	Fidelity Equity Income II Fund	792,482
*Fidelity	Fidelity Contrafund	1,483,694
*Fidelity	Fidelity Puritan Fund	4,659,296
*Fidelity	Fidelity Ginnie Mae Portfolio	488,138
*Fidelity	Fidelity Retirement Government MM Portfolio	9,406,054
*Fidelity	Fidelity Intermediate Bond Fund	1,377,324
*Fidelity	Spartan U.S. Equity Index Fund	5,035,840
Warburg Pincus	Warburg Pincus Emerging Growth Fund	538,163
Templeton	Templeton Foreign Fund A	223,125
Janus	Janus Worldwide Fund	1,523,395
*Powergen plc.	Powergen Equity Fund	433,212
*Participants	Participant Loans, interest rates ranging from 6.00% to 9.50%	1,728,943

Total		$39,650,834

* Party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of Louisville Gas and Electric Company Bargaining Employees' Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Louisville Gas and Electric Company Bargaining Employees' Savings Plan
Name of Plan

June 28, 2002

/s/ RICHARD AITKEN-DAVIES
/s/ S. BRADFORD RIVES
/s/ DANIEL K. ARBOUGH
/s/ CHRIS HERMANN

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INDEX
Report of Independent Accountants
SIGNATURE